FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F X

Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _

 No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2004

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard St, Vancouver BC, V6C 2B5

Telephone: (604) 899-5450  Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 04-93	NEWS RELEASE	NOVEMBER 1 2004

 WARRANT EXERCISED FOR $ 1,320,000

Platinum Group Metals Ltd. (PTM-TSXV), announces today that an outstanding share purchase warrant for 1,200,000 common shares of the Company at a purchase price of $ 1.10 was exercised on October 30, 2004 for total proceeds of $ 1,320,000. PTM now has a total of 35,834,899 shares issued and outstanding and 40,428,577 outstanding on a fully diluted basis.

ABOUT PTM

PTM is based in Vancouver, B.C., Canada and has active exploration programs in Canada and South Africa. PTM holds significant mineral rights in the Northern and Western Bushveld Complex of South Africa. PTM is one of the largest mineral rights holders in the Western Bushveld Complex of South Africa through a joint venture with Anglo American Platinum Corporation, the world&rsquo:s largest platinum producer. PTM is also the largest mineral rights holder in the area surrounding Canada&rsquo:s only primary platinum and palladium mine near Thunder Bay, Ontario.  PTM also has a separate active joint venture with Anglo Platinum at Agnew Lake, near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

 &ldquo:R. Michael Jones&rdquo:

R. Michael Jones

President, Director

For further information contact:
John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 info@platinumgroupmetals.net	R. Michael Jones, President Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328 &ndash: 550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 &ndash: 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

October 30, 2004

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated November 1, 2004 to the TSX.V

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX.V), announces that an outstanding share purchase warrant for 1,200,000 common shares of the Company at a purchase price of
$1.10 was exercised on October 30, 2004 for total proceeds of $ 1,320,000.

ITEM 5.

Full Description of Material Change

See News Release dated November 1, 2004.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 2nd day of November, 2004.

Platinum Group Metals Ltd.

&ldquo:R. Michael Jones&rdquo:

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 &ndash: 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard St, Vancouver BC, V6C 2B5

Telephone: (604) 899-5450  Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 04-93	NEWS RELEASE	NOVEMBER 24 2004

INITIAL WAR SPRINGS DRILLING MAKES A NEW DISCOVERY OF
WELL LAYERED PLATINUM MINERALIZATION

Platinum Group Metals Ltd. (PTM-TSXV; OTCBB-PTMQF) announces a new discovery of significant platinum mineralization in three identifiable units in at least four bore holes over an initial 1500 metres of strike length on the War Springs Platinum Project in the Northern limb of the Bushveld Complex. Intercepts include 1.99 g/t platinum, palladium and gold (3E) with 0.749% nickel-copper over 9 metres, 2.35 g/t 3E, with 0.227% nickel-copper over 7 metres and 2.76 g/t 3E, with 0.258% nickel-copper over 4 metres. Additional significant intercepts are shown in the table below.

These are the first assay returns from the initial holes drilled on a 500 metre spacing designed to identify the location of the favourable Platreef portion of the Bushveld Complex. Drilling is continuing, the zone is open and there are 9 completed holes along 1500 metres of strike length. An additional 1750 core samples have assays pending with additional sampling in process. The zones were intersected in angled holes designed to identify, position and cross section the Platreef mineralized sequence.

Mr. John Gould, Managing Director of Platinum Group Metals RSA Pty Ltd. said, &ldquo:We are very impressed with the initial intercepts and continuity at War Springs in just our first exploration holes. Our preliminary internal scoping work confirms the economic potential of the target at these observed grade-thicknesses. There are a large number of intercepts still in the assay lab.&rdquo:

The platinum bearing layers demonstrate continuity along all of the strike length drill tested, and they are expected to extend from surface to their intersected depths and beyond at a dip of approximately 45 degrees. The layering at War Springs correlates well with the banded magnetic signatures and soil geochemistry observed over at least 2600 metres. The layered sequence is similar in some aspects to the operating Anglo American Platinum owned PPRust open pit platinum mine (Reserves of 319M tonnes grading 2.67 g/t platinum palladium, rhodium and gold) located 17 kilometres (11 miles) to the north of War Springs.  Due to this similarity, the same naming conventions for the platinum bearing layers A, B, C from bottom to top have been used. The War Springs results include significant value in nickel and copper and do not yet include rhodium or the other platinum group metals which are expected to add to the value. A map of the hole positions can be found on our website at: www.platinumgroupmetals.net

In contrast to the majority of the platinum mines located in the Western Limb of Bushveld Complex, and mined mostly by underground methods, the War Springs layers have impressive grade-thickness results (grade multiplied by the thickness is one of the key economic measures for potential mining in open pit or underground). Typical western limb Merensky reef, which produces the majority of the world&rsquo:s platinum, has an average grade of 4.0 to 5.0 grams per tonne 4E and a 1 metre thickness; or 400 to 500 centimetre-grams. For comparison the C layer at War Springs has intercepts of 350 to 1652 centimetre-grams and the B layer contains intercepts of 1645 and 1791 centimetre grams.

WAR SPRINGS DETAILED MINERALIZED INTERSECTIONS
BHID	Top of Intercept	Length	Reef	Pt	Pd	Au	2PGE+Au	Cu	Ni	Cu+Ni
	(m)	(m)		(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(%)
ORL-1	64	5	C	0.12	0.55	0.03	0.70	0.013	0.032	0.046
			B	No significant value intersected
	600	10	A	0.33	0.74	0.09	1.16	0.229	0.283	0.512
ORL-2			C	Not intersected
			B	No significant value intersected -faulted
			A	Stopped short
ORL-3	69	7	C	0.37	1.85	0.14	2.35	0.099	0.128	0.227
	326	5	B	0.52	1.03	0.16	1.71	0.299	0.379	0.680
			A	Stopped short &ndash:drilling problem
ORL-4	70	4	C	0.24	2.25	0.26	2.76	0.126	0.133	0.258
	390	9	B	0.56	1.26	0.18	1.99	0.356	0.393	0.749
			A	Assays pending
ORL-5	90	12	C	0.14	0.58	0.04	0.77	0.025	0.035	0.060
	377	4	B	0.16	0.38	0.06	0.60	0.145	0.177	0.322
	596	5	A	0.40	0.45	0.12	0.97	0.057	0.111	0.168
ORL-6			C	Assays Pending
			B
			A
ORL-7			C	Assays Pending
			B
			A
ORL-8			C	Assays Pending
			B
			A
ORL-9			C	Being Sampled
			B
			A
ORL-10			C	Drilling
			B
			A

PTM holds a 70% joint venture option interest in the War Springs property with Taung and Africa Wide Investment Holdings, Black Economic Empowerment partners each holding a 15% interest carried to bankable feasibility study.

Qualified Person and Quality Assurance and Control

Mr. Willie Visser is acting as the Qualified Person, &ldquo:QP&rdquo: for Platinum Group Metals (RSA) (Pty) Ltd., &ldquo:PTM RSA&rdquo: a wholly owned subsidiary of PTM, for this release on the War Springs Platinum Project. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400279/04). Mr. Visser is the Exploration Manager for PTM RSA with 15 years experience as a geologist, including senior Resource Manager experience. Information on regional deposits has been acquired from public information and is believed to be reliable. Samples were analyzed for Au (ppb), Pt (ppb) and Pd (ppb) by standard 25g Lead fire assay with an ICP-MS (Inductively Coupled Plasma Mass Spectrometry) finish and for base metal elements by multi (four) acid digestion in teflon test tubes and AAS (Flame Atomic Absorption Spectrometry) for Cu (1ppm), Ni (2ppm), Co (1ppm) and Cr (5ppm). The samples were assayed at Genalysis Laboratories Services Pty Ltd in Perth Australia. PTM employs a rigorous quality control program which includes insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

ABOUT PTM

PTM is based in Vancouver BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM holds significant mineral rights in the northern and western Bushveld Platinum Complex of South Africa including a large scale joint venture with Anglo American Platinum Corporation Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest includes a inferred resource of 3.7 Million ounces of platinum, palladium, rhodium and gold.

PTM is also the largest mineral rights holder in the area surrounding Canada&rsquo:s only primary platinum and palladium mine near Thunder Bay, Ontario and has a separate active joint venture with Anglo American Platinum near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

&ldquo:R. Michael Jones&rdquo:

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 &ndash: 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

November 24, 2004

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated November 24, 2004 to the TSX.V

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX.V) announces a new discovery of significant platinum mineralization in three identifiable units in at least four bore holes over an initial 1500 metres of strike length on the War Springs Platinum Project in the Northern limb of the Bushveld Complex.

ITEM 5.

Full Description of Material Change

See News Release dated November 24, 2004.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 25th day of November, 2004.

Platinum Group Metals Ltd.

&ldquo:R. Michael Jones&rdquo:

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 &ndash: 550 Burrard Street, Vancouver BC, V6C 2B5